CORAL GOLD RESOURCES LTD.
(An Exploration Stage Company)

Interim Consolidated Financial Statements

For the nine months ended October 31, 2009
(Unaudited)

Notice to Readers

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management and approved by the Board of Directors of the Company. These interim financial statements have not been reviewed by the Company’s independent auditor.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Interim Consolidated Balance Sheets
(In Canadian Dollars – Unaudited)

	October 31, 2009	January 31, 2009
ASSETS
Current
Cash	$623,109	$1,332,316
Advances receivable from related parties (Note 9)	18,570	16,899
Interest and other amounts receivable	9,806	9,747
Prepaid expenses	9,742	5,854

	661,227	1,364,816

Investment securities (Note 4)	383,938	78,803
Equipment (Note 5)	6,317	7,544
Mineral properties (Note 6)	16,001,778	15,704,913
Reclamation deposit (Note 7)	421,249	477,550
	$17,474,509	$17,633,626

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$17,337	$64,334
Advances payable to related parties (Note 9)	26,067	70,084
Asset retirement obligation (Note 10)	239,032	270,979
	282,436	405,397
Future income tax liability	4,377,914	4,963,038

	4,660,350	5,368,435

Non-controlling interest	10,320	10,320

Shareholders' equity
Share capital (Note 8)	40,387,018	40,301,644
Contributed surplus	5,636,550	4,960,907
Accumulated other comprehensive income (loss)	265,187	(39,948)
Deficit	(33,484,916)	(32,967,732)

	12,803,839	12,254,871
	$17,474,509	$17,633,626

Nature of Operations and Going Concern (Note 1)
Commitment (Note 14)

Approved by the Directors:

“Louis Wolfin”	Director	“Gary Robertson”	Director
Louis Wolfin		Gary Robertson

The accompanying notes are an integral part of these interim consolidated financial statements

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Interim Consolidated Statements of Operations and Comprehensive Loss
(In Canadian Dollars - Unaudited)

	Three months ended October 31,		Nine months ended October 31,
	2009	2008	2009	2008
		(Note 15)		(Note 15)
EXPENSES
Amortization	438	716	1,227	1,178
Consulting fees	11,250	15,000	40,615	45,000
Directors fees (Note 9 (g))	1,500	-	(12,500)	-
Investor relations and shareholder information	29,861	21,917	75,848	146,869
Legal and accounting	11,867	26,136	16,298	53,974
Listing and filing fees	4,727	2,655	21,683	24,122
Management fees	21,750	26,250	73,500	78,750
Office and miscellaneous	19,544	19,586	49,114	54,454
Salaries and benefits	22,638	35,009	78,394	101,270
Stock-based compensation (Note 8)	-	45,172	703,897	225,648
Travel	11,987	6,429	27,673	67,562
	135,562	198,870	1,075,749	798,827
Loss before other items:	(135,562)	(198,870)	(1,075,749)	(798,827)
Other items
Interest income	368	14,163	2,347	63,885
Foreign exchange gain (loss)	(13,380)	32,666	556,218	32,665
	(13,012)	46,829	558,565	96,550
Net Loss for the Period	(148,574)	(152,041)	(517,184)	(702,277)

Other Comprehensive Income
Unrealized income (loss) on investment securities (Note 4)	189,026	(76,559)	305,135	(91,422)

Total Comprehensive Loss for the Period	$40,452	$(228,600)	$(212,049)	$(793,699)

Basic and diluted Loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.03)
Weighted average number of common shares outstanding	25,018,597	24,989,771	24,999,485	24,975,800

The accompanying notes are an integral part of these interim consolidated financial statements

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Interim Consolidated Statements of Shareholders’ Equity
(In Canadian Dollars)
(Unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity

Balance January 31, 2008	24,882,771	$40,211,705	$3,221,663	$(29,221,567)	$48,531	$14,260,332
Common shares issued for cash:
Exercise of stock options	107,000	59,920	-	-	-	59,920
Fair value of stock options exercised	-	30,019	(30,019)	-	-	-
Stock-based compensation	-	-	1,769,263	-	-	1,769,263
Loss for the year	-	-	-	(3,746,165)	-	(3,746,165)
Unrealized gain (loss) on investment securities	-	-	-	-	(88,479)	(88,479)

Balance January 31, 2009	24,989,771	40,301,644	4,960,907	(32,967,732)	(39,948)	12,254,871

Common shares issued for cash:
Exercise of stock options	102,000	57,120	-	-	-	57,120
Fair value of stock options exercised	-	28,254	(28,254)	-	-	-
Stock-based compensation	-	-	703,897	-	-	703,897
Loss for the period	-	-	-	(517,184)	-	(517,184)
Unrealized gain (loss) on investment securities	-	-	-	-	305,135	305,135

Balance October 31, 2009	25,091,771	$40,387,018	$5,636,550	$(33,484,916)	$265,187	$12,803,839

The accompanying notes are an integral part of these interim consolidated financial statements

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
(In Canadian Dollars)
(Unaudited)

	Three months ended October 31,		Nine months ended October 31,
	2009	2008	2009	2008
		(Note 15)		(Note 15)
OPERATING ACTIVITIES
Loss for the period	$(148,574)	$(152,041)	$(517,184)	$(702,277)
Adjustments for items not involving cash:
Amortization	438	716	1,227	1,178
Stock based compensation	-	45,172	703,897	225,648
Gain (loss) on foreign exchange	17,154	-	(560,770)	-
Net change in non-cash working capital (Note 11)	(2,248)	(51,769)	(96,632)	12,851
Cash Used in Operating Activities	(133,230)	(157,922)	(469,462)	(462,600)

INVESTING ACTIVITIES
Mineral properties acquisition and exploration expenditures incurred	(145,117)	(619,848)	(296,865)	(1,552,024)
Purchase of equipment	-	-	-	(6,920)
Increase in reclamation deposit	-	(63,427)	-	(148,881)
Cash Used In Investing Activities	(145,117)	(683,275)	(296,865)	(1,707,825)

FINANCING ACTIVITY
Issuance of shares for cash, net	57,120	-	57,120	59,920
Cash Provided By Financing Activity	57,120	-	57,120	59,920

Net Increase (Decrease) in Cash	(221,227)	(841,198)	(709,207)	(2,110,506)

Cash, beginning of period	844,336	2,332,781	1,332,316	3,602,089

Cash, end of period	$623,109	$1,491,583	$623,109	$1,491,583

The accompanying notes are an integral part of these interim consolidated financial statements

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended October 31, 2009
(In Canadian Dollars)
(Unaudited)

1.             Nature of Operations and Going Concern

Coral Gold Resources Ltd. (the “Company”) was incorporated under the Company Act of British Columbia and is primarily involved in the exploration and development of its mineral properties.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing.  Changes in future conditions could require material write-downs of the carrying values.

At October 31, 2009, the Company had working capital of $378,791 (January 31, 2009 - $959,419) and an accumulated deficit of $33,484,916 (January 31, 2009 - $32,967,732). Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and meet its liabilities for the ensuing year as they fall due, to fund cash payments for administration, ongoing commitments and current planned exploration programs.

2.             Significant Accounting Policies

a) Basis of Presentation and Consolidation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information. They follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended January 31, 2009 except as disclosed in Note 2 (b). These interim consolidated financial statements do not include all the information and note disclosure required by Canadian GAAP for annual financial statements and therefore should be read in conjunction with the most recent audited annual consolidated financial statements.

These consolidated financial statements include the accounts of the Company and its wholly-owned integrated subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California and its 98.49% owned integrated subsidiary Marcus Corporation of Nevada. Significant inter-company accounts and transactions have been eliminated.

b) New Accounting Standards

Effective February 1, 2009, the Company adopted CICA Section 3064Goodwill and intangible  Assets. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. The adoption of this standard did not have any material effect on the financial statements.

In January 2009, the CICA issued EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities. EIC 174 is applicable the Company’s interim and annual financial statement for its fiscal year beginning February 1, 2010.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended October 31, 2009
(In Canadian Dollars)
(Unaudited)

2.           Significant Accounting Policies (Continued)

b) New Accounting Standards (Continued)

In March 2009, the CICA issued EIC 174, Mining Exploration Costs. The EIC provides guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required. EIC 174 is applicable the Company’s interim and annual financial statement for its fiscal year beginning after the issuance date.

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after February 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS. The Company is currently in the planning stages to identify the impact of adopting IFRS on its financial statements and will continue to invest in training and necessary resources to complete the conversion.

CICA Section 1582 Business Combinations, which replaces Section 1581, establishes standards for the accounting for business combination. It is the Canadian GAAP equivalent to International Financial Reporting Standard IFRS 3, Business Combinations. This new standard require assets acquired and liabilities assumed, including contingent liabilities to be measured at fair value and all acquisition costs be expensed. This standard is effective for the Company for interim and annual financial statements beginning on February 1, 2011. The Company has not yet determined the impact of the adoption of this change on its consolidated financial statements.

CICA Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests replaces Section 1600. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a noncontrolling interest in consolidated financial statements subsequent to a business combination. Section 1602 is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, Consolidated and Separate Financial Statements. These new standards require non-controlling interests to be recognized as a separate component of equity and net earnings to be calculated without a deduction for noncontrolling interests. These standards are effective for the Company for interim and annual financial statements beginning on February 1, 2011. The Company has not yet determined the impact of the adoption of this change on its consolidated financial statements.

3.           Risk Management and Financial Instruments

The Company classified its cash as held-for-trading; investment securities as available-for-sale; advances receivable from related parties, interest and other amounts and reclamation deposit as loans and receivable; and accounts payable and accrued liabilities and advances payable as other financial liabilities.

The carrying values of cash, advances receivable from related parties, interest and other amounts, accounts payable and accrued liabilities, and advances payable approximate their fair values due to the short-term maturity of these financial instruments. Investments securities are accounted for at market values.  The book value of reclamation deposit approximates its fair value as the stated rate approximates the market rate of interest.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended October 31, 2009
(In Canadian Dollars)
(Unaudited)

3.           Risk Management and Financial Instruments (Continued)

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. Management considers credit risk on cash to be immaterial because the counterparties are highly rated Canadian banks.

b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet its commitments. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash and cash equivalents at October 31, 2009 in the amount of $623,109 in order to meet short-term business requirements. At October 31, 2009, the Company had current liabilities of $282,436. All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

c) Market Risk

The significant market risks to which the Company is exposed are interest rate risk, foreign exchange risk and other price risk. These are discussed further below:

    Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s reclamation bonds have fixed interest rates therefore exposed to interest rate risk.

    Foreign Exchange Risk

Foreign exchange risk is the risk that fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange fluctuation related to its mineral properties and expenditures thereon, and reclamation bonds held in the US.  A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar could have an effect on the Company’s financial position results of operations, and cash flows.

    Other Price Risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended October 31, 2009
(In Canadian Dollars)
(Unaudited)

4.           Investment Securities

At October 31, 2009, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gains (losses)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571	$77,117	$280,884	$358,001
Mill Bay Ventures Inc.	518,731	41,634	(15,697)	25,937

		$118,751	$265,187	$383,938

At January 31, 2009, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gains (losses)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571	$77,117	$(19,063)	$58,054
Mill Bay Ventures Inc.	518,731	41,634	(20,885)	20,749

		$118,751	$(39,948)	$78,803

Levon Resources Ltd. (“Levon”) and Mill Bay Ventures Inc. (“Mill Bay”) have common directors with the Company.

During the nine months ended October 31, 2009, the Company recognized a $305,135 unrealized gain (October 31, 2008 - $91,422 unrealized loss) included in other comprehensive income.

5.           Equipment

October 31, 2009	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$5,926	$4,448	$1,478
Equipment	436	328	108
Vehicles	6,920	2,189	4,731
	$13,282	$6,965	$6,317

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended October 31, 2009
(In Canadian Dollars)
(Unaudited)

5.           Equipment (Continued)

January 31, 2009	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$5,926	$4,190	$1,736
Equipment	436	310	126
Vehicles	6,920	1,238	5,682
	$13,282	$5,738	$7,544

6.           Mineral Properties

	Robertson Property	Ruf and Norma Sass Property	Other	Total

Balance, January 31, 2008	$13,997,453	$23,845	$3	$14,021,301

Exploration costs incurred during year:
Assays	138,111	-	-	138,111
Consulting	372,187	-	-	372,187
Drilling	717,177	-	-	717,177
Field supplies and services	10,540	-	-	10,540
Lease payments	141,893	-	-	141,893
Mapping	3,949	-	-	3,949
Taxes, licenses and permits	89,131	-	-	89,131
Water analysis	833	-	-	833
Reclamation	209,791	-	-	209,791

Balance, January 31, 2009	$15,681,065	$23,845	$3	$15,704,913

Exploration costs incurred during period:
Assays	2,093	-	-	2,093
Consulting	100,827	-	-	100,827
Lease payments	89,556	-	-	89,556
Taxes, licenses and permits	98,040	5,890	-	103,930
Water analysis	459	-	-	459

Balance, October 31, 2009	$15,972,040	$29,735	$3	$16,001,778

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended October 31, 2009
(In Canadian Dollars)
(Unaudited)

6.            Mineral Properties (Continued)

Robertson Property

The Company has certain interests in 724 patented and unpatented load mining claims located in the Bullion Mining District, Lander County, Nevada, subject to a net smelter return (“NSR”) ranging from 4% to 10%, and which certain leases provide for advance royalty payments. The Robertson group is comprised of three separate claim groups known as the Core Claims (100% owned), the Carve-out Claims (39% carried interest) and the Ruf/Norma Sass/ Claims (66.67% owned).

(i)    Carve-out Claims – 39% carried interest

By Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. (“Amax”) an option to purchase a 51% interest in 200 claims. Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company had its 49% converted to a 39% carried interest.

The Amax 61% interest was subsequently acquired by Cortez GML and is currently owned by Barrick.

(ii)    Ruf/Norma Sass Claims – 66.67% owned

By an amended Option Agreement dated September 13, 1995, the Company had granted Levon Resources Ltd. (“Levon”), a company related by common directors, an option to purchase a 50% interest in 54 claims known as the Ruf/Norma Sass Claims (the “Property”). On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in the claims by issuing of 300,000 common shares of Levon to the Company (previously received) and incurring $350,294 in exploration on the Property (previously incurred).

A third party holds a 3% net smelter returns royalty on the production from some of these mining claims, up to a limit of US$1,250,000.

By way of an agreement dated September 25, 2008, the Company and Levon granted Barrick Gold ("Barrick”) an option to acquire a 60% interest in the claims by incurring total exploration expenditures of at least US$3,000,000 in annual installments by December 31, 2014 as follows:

a) Incur $250,000 on or before December 31, 2009;

b) Incur $250,000 on or before December 31, 2010;

c) Incur $500,000 on or before December 31, 2011;

d) Incur $500,000 on or before December 31, 2012;

e) Incur $600,000 on or before December 31, 2013; and

f) Incur $900,000 on or before December 31, 2014.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended October 31, 2009
(In Canadian Dollars)
(Unaudited)

6.            Mineral Properties (Continued)

Robertson Property (Continued)

(iii)	Marcus Corporation The Company owns 98.49% of the total issued shares of Marcus which holds 39 unpatented lode claims and two Placer claims, which form a portion of the Company’s Robertson Property.

(iv)
Fanny Komp/Elwood Wright Lease

In the fiscal year ending January 31, 2008, the Company purchased 100% interest in the 72 claims comprising the Fanny Komp/Elwood Wright lease which forms part of the core area of the Robertson Property for USD$250,000.

(v)
June Claims

During the year ended January 31, 2009, the Company completed a mineral lease with an option-to- purchase agreement to explore, develop, and exploit six lode mining claims located in Lander County, State of Nevada.  The agreement is for an initial term of 4 years in consideration of the payment of an annual rent of US$25,000, renewable in successive four-year terms, provided that the rent will increase by US $5,000 every four years.  The property is subject to a royalty charge of 3% of NSR, subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point upon notice to the Lessors.  The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000 upon notice to the Lessors.

7.             Reclamation Deposit

Under the Bureau of Land Management, the Company is required to have a reclamation deposit which covers the cost to reclaim the ground disturbed. During the year ended January 31, 2009, additional planned exploration activities in Nevada were approved by the Bureau of Land Management (the “Bureau”), thereby the bond was increased by $85,806 (US$69,960). As at October 31, 2009, the total reclamation deposit was $421,249 (US$389,360) (January 31, 2009 – $477,550 (US$389,360)).

Coral Resources, Inc., as principal, placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond. Interest is accrued on the bond at a monthly weighted average rate of 0.02%.

8.             Share Capital

a) Authorized

Unlimited common shares without par value.

b) Issued

During the nine months ended October 31, 2009, there were 102,000 stock options exercised for total proceeds of $57,120. The Company reallocated the fair value of these options previously recorded in the amount of $28,254 from contributed surplus to share capital.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended October 31, 2009
(In Canadian Dollars)
(Unaudited)

8. Share Capital (Continued)

b) Issued (Continued)

During the year ended January 31, 2009, there were 107,000 stock options exercised for gross proceeds of $59,920. The Company reallocated the fair value of these options previously recorded in the amount of $30,019 from contributed surplus to share capital.

c) Share Purchase Warrants

During the nine months ended October 31, 2009 there were no warrants issued, exercised or expired.

During the year end January 31, 2009, the expiry date of the warrants issued pursuant to a private placement announced on April 20, 2007 were extended from May 18, 2008 to May 18, 2009.  The aggregate fair value compensation cost of these warrant amendments in the amount of $1,513,000 has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the original warrants at the date of amendment and the fair value of the amended warrants at the date of the amendment respectively: risk-free interest rates of 2.66% and 2.66%, dividend yield of nil and nil, volatility of 71.39% and 127.29% and an expected life of 0.27 years and 1.27 years.

On April 21, 2009, the TSX Venture Exchange granted approval to further extend these warrants to May 18, 2010. As a result of these warrant amendments, the Company recorded an additional aggregate fair value compensation cost in the amount of $703,897, which has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the original warrants at the date of amendment and the fair value of the amended warrants at the date of the amendment respectively: risk-free interest rates of 0.80% and 0.80%, dividend yield of nil and nil, volatility of 122.86% and 139.51% and an expected life of 0.08 year and 1 year.

As at October 31, 2009 and January 31, 2009, the following share purchase warrants were outstanding:

Number of underlying Shares	Exercise Price	Expiry Date

4,230,000	$1.17	May 18, 2010

d) Stock Options

The Company’s stock option plan provides for the granting of options to directors, officers, employees and consultants.  Under the terms of the option plan, options issued will not exceed 20% of the issued and outstanding shares from time to time.  The option price under each option is not less than the discounted market price on the grant date.  The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than five years after the grant date.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended October 31, 2009
(In Canadian Dollars)
(Unaudited)

8.            Share Capital (Continued)

d) Stock Options (Continued)

                   For the nine months ended October 31, 2009 and the year ended January 31, 2009, stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, January 31, 2008	2,823,000	$1.00
Granted	634,000	$1.09
Exercised	(107,000)	$0.56
Cancelled	(629,000)	$1.11

Balance, January 31, 2009	2,721,000	$1.02
Granted	-	-
Reinstated	45,000	$0.80
Exercised	(102,000)	$0.56
Cancelled	(260,000)	$1.05

Balance, October 31, 2009	2,404,000	$1.63

A summary of stock options outstanding and exercisable as at October 31, 2009 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (yrs)	Intrinsic Value	Expiry Date
451,500*	$0.56	0.08	$0.09	December 1, 2009
30,000	$0.56	0.45	$0.09	April 12, 2010
622,500	$1.17	1.12	$0.00	December 12, 2010
615,000	$1.29	1.85	$0.00	September 5, 2011
550,000	$1.00	2.91	$0.00	September 26, 2012
100,000	$1.00	3.27	$0.00	February 4, 2013
35,000	$1.00	3.50	$0.00	May 1, 2013
2,404,000

*Subsequent to the end of the period, 391,500 of these options were exercised and the balance of 60,000 expired unexercised.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended October 31, 2009
(In Canadian Dollars)
(Unaudited)

8.             Share Capital (Continued)

d) Stock Options (Continued)

A summary of stock options outstanding and exercisable as at January 31, 2009 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (yrs)	Intrinsic Value	Expiry Date
559,500	$0.56	0.83	$0.00	December 1, 2009
30,000	$0.56	1.19	$0.00	April 12, 2010
631,500	$1.17	1.86	$0.00	December 12, 2010
690,000	$1.29	2.59	$0.00	September 5, 2011
675,000	$1.00	3.65	$0.00	September 26, 2012
100,000	$1.00	4.01	$0.00	February 4, 2013
35,000	$1.00	4.25	$0.00	May 1, 2013
2,721,000

e) Stock-Based Compensation

During the nine months ended October 31, 2009, there were no stock options grants. During the nine month period ended October 31, 2008, 135,000 stock options were granted to consultants and employees of the Company at a price of $1.00 per share with expiry dates of February 4, 2013 and May 1, 2013.  An additional 499,000 stock options were granted on March 4, 2008 and March 27, 2008 at a price of $1.00 to an investor relations firm; these stock options were subsequently cancelled according to TSX Policy when the agreement terminated. These options vest according to the Company’s Stock Option Plan and the TSX Policy and are exercisable for a period of five years. The Company recorded a total of $90,132 for stock based compensation expense. The amounts expensed were allocated to directors/officers, employees and consultants as follows:

	Nine Months Ended October 31,
	2009	2008

Directors, officers and employees	$-	$22,975
Investor relations	-	33,578
Consultants	-	33,579
Modification of warrants (Note 8(c))	703,897	-
	$703,897	$90,132

During the nine months ended October 31, 2009, the Company recorded stock-based compensation expense on warrants amended of $703,897 (2008 - $nil). (Note 8(c)).

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended October 31, 2009
(In Canadian Dollars)
(Unaudited)

8.           Share Capital (Continued)

e) Stock-Based Compensation (Continued)

Stock-based compensation expense recorded for stock options is determined using the fair value method. The Company estimated this expense using the Black-Scholes option pricing model with the following assumptions:

	Nine Months Ended October 31,
	2009	2008

Weighted average risk-free interest rate	-	2.93%-3.40%
Expected dividend yield	-	0
Weighted average expected stock price volatility	-	100.32-101.06%
Expected option life in years	-	5

Option pricing models require the input of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

9.            Related Party Transactions

During the nine months ended October 31, 2009:

(a)	$22,500 (2008 – $22,500) was paid for consulting fees to a private company controlled by a director and officer of the Company;

(b)	$56,250 (2008 – $56,250) was paid for management fees to a private company controlled by a director and officer of the Company;

(c)	$34,500 (2008 – $45,000) was paid for consulting fees to two private companies controlled by officers of related companies;

(d)
$106,780 (2008 – $149,533) was charged for office, occupancy and miscellaneous costs and salaries, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

(e)	$23,035 (2008 – $28,874) was paid for geological consulting services to a private company controlled by a director and officer of the Company;

(f)
$4,500 (2008 - $nil) was charged for director’s fees to a Director of the Company.  During the period, the Board approved the reversal of director fees in the amount of $17,000 previously accrued during fiscal years ending January 31, 2003 and 2004.

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

CORAL GOLD RESOURCES LTD. (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended October 31, 2009
(In Canadian Dollars)
(Unaudited)

9.            Related Party Transactions (Continued)

The Company entered into a cost-sharing agreement during 2005 to reimburse Oniva International Services Corp. for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

Advances receivable from related parties comprises US$52,891 (January 31, 2009 – US$52,891) less an allowance for bad debt of US$39,113 (January 31, 2009 – US$39,113). The advances receivable from related parties is from a public company related by common directors.  Amounts due are without stated terms of interest or repayment.

Advances payable to related parties include $11,476 (January 31, 2009 – $12,288) due to Oniva and $10,091 (January 31, 2009 – $40,796) due to two private companies controlled by directors and officers of the Company. Moreover, there was $4,500 (January 31, 2009 – $17,000) due to directors of the Company in the period ended October 31, 2009 while a total of $17,000 directors’ fees owed to directors since September 2003 were written off. Amounts due are without stated terms of interest or repayment.

10.          Asset Retirement Obligation

Management has assessed their AROs and the associated liability to be recognized in the current period. Management has estimated that the costs would approximate $239,032 (US$220,937) (January 31, 2009 – $270,979 (US$220,937)). The Company intends on fulfilling its obligation in fiscal 2010; therefore there is no difference between the present value and undiscounted value of the obligation. Management will continue to assess their asset retirement obligations and the associated liability as further information becomes known.

11.          Supplementary Cash Flow Information

	Three Months Ended October 31,		Nine Months Ended October 31,
Net changes in non-cash working capital	2009	2008	2009	2008

Advances receivable	(3,724)	(2,487)	(1,671)	(2,788)
Prepaid expenses	(2,541)	30,175	(3,888)	27,303
Interest and other amounts receivable	309	906	(59)	(1,424)
Accounts payable and accrued liabilities	(7,093)	(113,509)	(46,997)	(48,597)
Advances payable to related parties	10,801	(1,860)	(44,017)	(876)
Asset retirement obligation	-	35,006	-	39,233

Cash provided from (used in) operating activities	(2,248)	(51,769)	(96,632)	12,851

12.          Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and cash equivalents, receivables and current liabilities.

CORAL GOLD RESOURCES LTD. (An Explotion Stage Company)
Notes to Interim Consolidated Financial Statements
For the nine months ended October 31, 2009
(In Canadian Dollars)
(Unaudited)

12.          Capital Management (Continued)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on a regular basis to ensure that objectives are met.

13.          Segmented Information

The Company is involved in mineral exploration and development activities principally in the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues for the nine months ended October 31, 2009 and the year ended January 31, 2009. All losses for the periods are as a result of Canadian head office costs. Costs of US operations are capitalized to mineral properties. The assets of the Company are segmented as follows:

October 31, 2009	Canada	US	Total
Current assets	$636,301	$24,926	$661,227
Investment securities	383,938	-	383,938
Equipment	1,586	4,731	6,317
Mineral properties	-	16,001,778	16,001,778
Reclamation deposit	-	421,249	421,249
	$1,021,825	$16,452,684	$17,474,509

January 31, 2009	Canada	US	Total
Current assets	$1,331,702	$33,114	$1,364,816
Investment securities	78,803	-	78,803
Equipment	1,862	5,682	7,544
Mineral properties	-	15,704,913	15,704,913
Reclamation deposit	-	477,550	477,550
	$1,412,367	$16,221,259	$17,633,626

14.          Commitment

In February 2008, the Company entered into an agreement with an individual to provide investor relations services. In consideration of the services rendered, the Company will pay $1,500 per month for a term of one year unless terminated upon 30 day’s notice by either party.

15.          Comparative Figures

Certain of the comparative figures for 2008 have been reclassified, where applicable, to conform to the presentation adopted for the current year.

16.	Subsequent Event

Subsequent to October 31, 2009, there were 391,500 options exercised for proceeds of$219,240.